July 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Beverly Singleton and Andrew Mew

Re:	Gannett Co., Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 27, 2019

File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated July 16, 2019 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019. For your convenience, the Staff’s comment has been repeated below in its entirety in italicized font, with the Company’s response to the comment set out immediately underneath it.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Results Non-GAAP Information, page 47

We have reviewed your response to our prior comment 1. Please expand your disclosures to indicate why you believe the restructuring costs (including accelerated depreciation) should not be considered as normal, recurring, cash operating expenses necessary to operate your business. In this regard, provide information included in the second, third and fourth paragraphs of your response as to why you consider such costs as transformation-related costs that are non-recurring and that also should not be considered in understanding how your core business is performing. We note your response that since your separation from TEGNA into two separate public companies in 2015, you have been on a transformational journey to reposition yourself from a legacy print publishing business into a digitally focused media and marketing solutions company. Given that the transformational change appears to represent how the news is published (i.e., print versus digital), and that MD&A discloses in the future you are likely to incur expenses, charges and gains similar to the items for which the applicable GAAP financial measures have been adjusted and to report non-GAAP financial measures excluding such items, we believe you should distinguish the transformational charges from other restructuring costs that are part of your normal business operations.

Response:

In response to the Staff’s comment, the Company will revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations and related disclosures in its future filings, substantially similar to the illustrative disclosure as set forth below and as updated or otherwise

Securities and Exchange Commission

Division of Corporation Finance

July 26, 2019

revised from time to time as appropriate, to provide an explanation as to why management believes the Company’s restructuring costs (including accelerated depreciation) should not be considered as normal, recurring, cash operating expenses necessary to operate the business and why management believes restructuring costs are non-recurring and should not be considered in understanding how our core business is performing. All the restructuring charges disclosed are a part of the Company’s transformational journey.

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Presentation of non-GAAP information: We use non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related GAAP measures and should be read together with financial information presented on a GAAP basis.

In this report, we present adjusted EBITDA, adjusted net income, and adjusted diluted earnings per share (EPS), which are non-GAAP financial performance measures that exclude from our reported GAAP results restructuring charges resulting from a series of individual transformational changes that we have undertaken in response to the evolution of the media industry from print to digital. These transformational changes include severance charges for positions eliminated in connection with efforts to transform and right-size our employee base that we do not expect to re-hire in the future; facility consolidation charges related to disposition or consolidation of older buildings, production and distribution facilities, relocations to more efficient, flexible, digitally-oriented facilities; and accelerated depreciation expenses for plant and equipment assets related to operations that will be shut down as part of a restructuring program and that cannot be relocated or repurposed.

As we continue to execute on our business transformation strategy, we are likely to incur similar additional expenses, charges, and gains or losses related to our restructuring initiatives. Although each restructuring effort is unique, we expect to report the charges incurred in a manner similar to the reporting of prior restructuring items for which the applicable GAAP financial measures have historically been adjusted and to report future non-GAAP financial measures excluding such items.

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours,

/s/ Alison K. Engel
Alison K. Engel Senior Vice President, Chief Financial Officer and Treasurer